For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF FSE: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

Pacific North West Capital Announces 15,500 Metre Drill Program  River Valley Platinum Group Metals (PGM) Project, Sudbury, Ontario $5 Million Exploration Budget

  One of North America's only stand alone Platinum Group Metals (PGM) Projects
  Advanced stage exploration and development project
  $5 Million exploration program planned in two phases
    Including a 15,500 metre drill program
  $1 Million Phase I Program includes 3D IP and 3500 metres drilling
  2011 drill program to expand on targets from previous exploration campaigns

March 1, 2011 Vancouver, Canada – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCQX: PAWEF; FSE: P7J) is pleased to announce the planned exploration program for 2011 at its 100% owned River Valley PGM  Project located near Sudbury, Ontario.

Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 m of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company’s renewed exploration efforts.

Drilling and geophysical surveys are planned to commence in the spring 2011.

During the Phase I drilling campaign, the Company will focus on three objectives:

1) Step-out drilling to expand the overall mineralized footprint at Dana North
2) Infill drilling to convert inferred resources to the measured and indicated categories
3) Drill testing of new targets generated from the 3D IP survey

News Release	March 1, 2011

A $1,000,000 budget has been approved for Phase I, targeting the Dana Lake Area and will include the following:

  3D Induced Polarization (IP) surveys over the Dana Lake Area to trace known mineralization to greater depths and highlight new targets in close proximity to the higher grade resources
  3500 Metre Drill Program to drill previously defined targets, drill extensions of known mineralization and drill new 3D IP targets
  Develop a 3D Common Earth Model to aid interpretations and prioritize additional targets along the 9 kilometre mineralized horizon *
*Note: Common Earth Modeling is a method that employs 3D and 4D (time) computer modeling techniques to integrate all available geological information into a single , 3D environment that can be viewed and quarried on a computer

The Phase II program will include:

  Airborne Gravity Survey; Falcon Airborne Gravity Gradiometry survey by Fugro
  Airborne ZTEM Survey; Z Axis Tipper Electromagnetic survey by Geotech Ltd.
  Approximately 12,000 m drilling
  Initialization of environmental baseline studies
  Preliminary economic studies

The Phase II drilling program will consist of approximately 12,000 metres focusing on two main objectives:

1) Testing deeper targets that were generated to follow the footwall mineralization down dip
2) Testing near surface mineralized zones not yet fully evaluated

The Phase II drilling campaign will continue to build on the results from Phase I and will include the addition of newly available airborne geophysical survey technology. Phase II is scheduled to begin in fall-winter 2011. The mineralized footprint at River Valley remains unconstrained in all directions; therefore, the program will also include on-going condemnation drilling to test the limits of the known mineralization.

"The River Valley PGM project is one of North America's newest, stand alone PGM projects. The project has extensive exploration upside with over a 9 kilometre prospective horizon. Furthermore, River Valley is located in one of the best mining districts in the world - The Sudbury Mining District." comments Harry Barr, President & CEO of Pacific North West Capital Corp.

Anthony Kovacs VP Exploration states, "The Company can rapidly benefit from previous exploration programs that outlined some well defined drill targets. The early expertise also helps identify appropriate technologies to generate additional high-priority targets."

Qualified Person Statement

This news release has been reviewed and approved for technical content by John Londry, M.Sc, P.Geo, a director of the Company and a qualified person under the provisions of national instrument 43-101.

News Release	March 1, 2011

About the River Valley PGM Project

The River Valley PGM project is located in the Dana and Pardo townships of Northern Ontario, approximately 60 km east of Sudbury, Ontario. The project is road accessible in Canada’s premier Ni-Cu-PGM mining and smelting district which boasts perfect infrastructure and community support for mining activities.

The River Valley project mineral claims were optioned by PFN in 1998 following the discovery of highly anomalous PGM values in grab samples. The property was subsequently optioned by PFN to Anglo Platinum in 1999. Initial exploration was guided by geochemical and induced polarization surveys with subsequent drilling proving up significant mineralization at Dana Lake and Lismer’s Ridge. A mineral resource estimate in accordance with the guidelines set out by NI43-101 was published in 2006. Measured and Indicated Resources using a 0.7 g/t cut off (Pt/Pd) of 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional  2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (Pt/Pd). (PFN press release March 2006)

  Measured Resource: 8.53 million tonnes containing 353,200 ounces of palladium (1.29 g/t), 116,800 ounces of platinum (0.43 g/t) and 20,400 ounces of gold (0.07 g/t)
  Indicated Resources: 22.02 million tonnes containing 600,700 ounces of palladium (0.85 g/t), 212,800 ounces of platinum (0.30g/t) and 39,000 ounces of gold (0.06 g/t) with an additional inferred resource of 2.39 million tones containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) using a 0.7 g/t cut off (pt/pd)
;

Anglo Platinum continued to fund exploration under the terms of the option and joint venture agreement and invested over $22 million in the exploration of the property for a 50% stake in the joint venture. As a result of capital expenditure reductions during the global financial crises, Anglo Platinum Limited decided that no new funds would be allocated to the project, above and beyond the minimal holding costs.

In January 2011, PFN and Anglo Platinum were able to come to terms whereby PFN could acquire Anglo Platinum’s 50% stake in the River Valley JV giving PFN 100% of the River Valley PGM project by offering 12% of its current outstanding shares to Anglo Platinum. This would enable PFN to seek additional funding for the project while Anglo Platinum could benefit from any future success of the project through its share ownership in PFN.

News Release	March 1, 2011

In 2000 the first forty drill holes were completed on the River Valley property; 37 at the Dana Lake Area and 3 at Lismer’s Ridge, located about 1.3 km southeast of the Dana Lake Area. The results to date demonstrate predictable grade to depth with significant high grade components over broad intersections.  Samples were taken from split drill core and sent to XRAL Laboratories in Rouyn-Noranda, Quebec for Pt-Pd-Au-Rh-Cu-Ni assay. The following table illustrates the extent of mineralization during the discovery stages of the project.

Highlights from Phase 1, 2 and 3 (2000) Drill Program

	DANA LAKE AREA
	RV-01	285W/500N
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E*	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	41.72	84.00	42.28	138.7	111	507	1630	37	2285	2.29	0.14	0.02
incl.	41.72	45.15	3.43	11.2	219	1228	4108	83	5638	5.64	0.38	0.04
incl.	72.25	80.00	7.75	25.4	204	867	2629	61	3761	3.76	0.21	0.03

	RV-02	300W/450N
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	93.20	141.50	48.30	158.5	87	466	1488	28	2069	2.07	0.13	0.02
incl.	93.20	113.45	20.25	66.4	143	812	2549	49	3553	3.55	0.19	0.02
incl.	104.20	108.90	4.70	15.4	203	1346	3767	71	5387	5.39	0.24	0.04

RV-03	250W/400N
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
104.50	127.35	22.85	74.9	92	507	1717	32	2348	2.35	0.14	0.03

RV-04	130W/325N
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
40.80	56.50	15.70	51.5	98	487	1609	23	2217	2.22	0.16	0.03

	RV-05	28.5W/297.3N
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	Ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	24.80	54.50	29.70	97.4	108	547	1766	41	2462	2.46	0.12	0.02
incl.	37.10	49.60	12.50	41.0	167	778	2456	60	3461	3.46	0.18	0.03

News Release	March 1, 2011

	RV-07	399W/550N
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	123.10	221.00	97.90	321.2	77	364	1148	27	1616	1.62	0.11	0.02
incl.	199.20	221.00	21.80	71.5	134	634	2161	58	2987	2.99	0.22	0.04

	RV-08	363.5W/600N
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	17.10	147.60	130.50	428.2	69	290	836	18	1213	1.21	0.11	0.02
incl.	102.70	147.60	44.90	147.3	97	412	1212	27	1748	1.75	0.15	0.03
incl.	119.00	147.60	28.60	93.8	116	509	1523	36	2184	2.18	0.16	0.03

RV-09	330W/500N
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
59.10	77.00	17.90	58.7	131	648	1882	43	2704	2.70	0.16	0.02

RV-12	73.5W/215S
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
43.60	53.00	9.40	30.8	124	716	2527	72	3439	3.44	0.14	0.02

	RV-13	125W/175S
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	100.60	155.00	54.40	178.4	60	321	1043	25	1449	1.45	0.09	0.02
incl.	100.60	115.00	14.40	47.2	114	678	2303	52	3147	3.15	0.14	0.03

	RV-18	500N/460W
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	250.00	265.00	15.00	49.2	148	780	2102	70	3100	3.10	0.12	0.02
incl.	253.60	261.20	7.60	24.9	235	1213	3426	106	4980	4.98	0.19	0.03
incl.	253.60	256.80	3.20	10.5	348	1696	4771	146	6961	6.96	0.26	0.04

News Release	March 1, 2011

	RV-20	400N/300W
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	180.00	211.60	31.60	103.7	72	350	1074	34	1530	1.53	0.11	0.02
incl.	180.00	195.85	15.85	52.0	89	491	1552	47	2179	2.18	0.13	0.03

RV-22	450N/340W
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
173.50	223.00	49.50	162.4	101	529	1551	41	2222	2.22	0.12	0.02

	RV-25	325N/175W
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	69.20	97.80	28.60	93.8	63	303	868	25	1259	1.26	0.08	0.02
incl.	70.00	81.10	11.10	36.4	79	452	1378	40	1949	1.95	0.09	0.02
incl.	71.50	77.30	5.80	19.0	97	606	1936	53	2692	2.69	0.10	0.02

	RV-29	550N/250W
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	Ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
incl.	137.00	150.50	13.50	44.3	146	658	1816	--	2620	2.62	0.35	0.03
incl.	143.60	150.50	6.90	22.6	191	896	2504	--	3592	3.59	0.23	0.04

	RV-36	185S/185W
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	Ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
incl.	126.50	234.85	108.35	355.5	127	569	1735	--	2430	2.43	0.13	0.03
incl.	126.50	149.30	22.80	74.8	168	827	2566	--	3561	3.56	0.15	0.03
incl.	138.75	149.30	10.55	34.6	183	1021	2928	--	4132	4.13	0.20	0.04
incl.	186.15	194.95	8.80	28.9	385	1658	5173	--	7216	7.22	0.30	0.05

	RV-37	357N/222W
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	Ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
	42.50	61.05	18.55	60.9	101	721	1852	--	2673	2.67	0.12	0.02
incl.	51.15	61.05	9.90	32.5	127	939	2503	--	3569	3.57	0.15	0.03

News Release	March 1, 2011

	LISMER'S RIDGE
	RV-38**	1375SE/681NE
	From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
	m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
incl.	27.25	53.35	26.10	85.6	35	214	339	--	588	0.59	0.06	0.01
incl.	34.50	44.55	10.05	32.9	54	337	539	--	930	0.93	0.09	0.01
incl.	43.50	44.55	1.05	3.4	89	484	1243	--	1816	1.82	0.28	0.03

RV-39	1877.5SE/680NE
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
27.00	35.50	8.50	27.9	64	436	956	--	1456	1.46	0.09	0.04

RV-40	1810SE/692.5NE
From	To	Interval	Interval	Au	Pt	Pd	Rh	Total 4E	Total 4E	Cu	Ni
m	m	m	ft.	ppb	ppb	ppb	ppb	ppb	g/t	%	%
21.05	41.70	20.65	67.8	118	526	1220	--	1864	1.86	0.12	0.02
*Note: 4E: Au + Pt + Pd + Rh

About Pacific North West Capital Corp

Pacific North West Capital Corp. is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project is located in the Sudbury region of Ontario.

In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 12% of the Company (see news release dated January 31, 2011).

On January 24, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km near Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. (“Alto”). Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four-year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto.

The Company is currently completing a NI43-101 compliant resource estimate on the Rock and Roll Polymetallic Project. The project is located in the Iskut River region of British Columbia (see press release dated October 27, 2010). The Rock and Roll project hosts volcanogenic massive sulphide mineralization, rich in precious metals, in a volcano-sedimentary host rock package. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold's past producing Eskay Creek mine.

News Release	March 1, 2011

The Company also has PGM, gold and base metal projects in Québec, Ontario, Saskatchewan and Alaska and continues to aggressively look for new acquisition of additional platinum group metals, precious metals on an international scale.

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU:TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011.

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.6 million in working capital and securities.

Pacific North West Capital Corp. is a member of the International Metals Group of Companies (www.internationalmetalsgroup.com).

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A

On behalf of the Board of Directors

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	March 1, 2011